Mail Stop 4561
via fax (925) 236-4321

August 8, 2007

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

> Re: **Sybase, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 1, 2007**
> **File No. 001-16493**

Dear Mr. Chen:

We have reviewed your response letter dated July 13, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 1, 2007

Note One: Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.   We note your response to our previous comment 3 where you clarify that that other messaging revenue (person to person messaging and enterprise messaging) is accounted for on a gross basis. Please describe the arrangements that result in

other messaging revenues. For instance, tell us the parties to these arrangements (mobile phone companies, mobile phone users, etc) and describe the terms of the arrangement with each. Also, tell us how you considered each of the factors in paragraphs 7 – 17 of EITF 99-19 in determining that recognizing revenue on a gross basis was appropriate.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

John S. Chen
Sybase, Inc.
August 8, 2007
Page 3

       You may contact the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief